Exhibit 2

Vintage Capital Management, LLC
4705 S. Apopka Vineland Road, Suite 206
Orlando, FL 32819

June 19, 2019

Via E-mail and Federal Express

Red Robin Gourmet Burgers, Inc.
6312 S. Fiddler’s Green Circle, Suite 200N
Greenwood Village, Colorado 80111
Attention: Board of Directors (the “Board”)

Ladies and Gentlemen:

Vintage Capital Management, LLC (“Vintage”, “we” or “us”) is the beneficial owner of 1,500,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of Red Robin Gourmet Burgers, Inc. (“Red Robin” or the “Company”), representing more than 11.5% of the Company’s outstanding shares and making us the third largest stockholder of the Company.

On June 13, 2019, we requested that the Board promptly commence a strategic review process and we publicly stated that we would be willing, subject to confirmatory due diligence, to bid $40 per share in cash in that process. Despite the Board’s public statements that it is “open to all opportunities to create value” and that “the Board would of course consider any bona fide offer made by Vintage”, we are dismayed that the Board has not announced a formal process to explore strategic alternatives nor has the Board or its advisors reached out to us to discuss our proposal.

Given the Board’s unwillingness to pursue a transparent and fulsome review of strategic alternatives, in accordance with the certificate of incorporate and bylaws of the Company, we are today providing to the Secretary of the Company a request to convene a special meeting of stockholders. At this meeting, we intend to propose, among other things, to remove five directors, representing a majority of the Board, and direct the replacement of those directors with highly qualified directors who, in accordance with their fiduciary duties, would be directed to promptly commence a comprehensive review of strategic alternatives, including a sale of the Company.

As we indicated in our prior letter, the commencement of a proxy fight is not desirable for Vintage or for the Company’s other stockholders because it may inhibit our ability to participate in any auction process. However, we are prepared to pursue this path to ensure the Board acts in the best interest of stockholders. We would consider withdrawing the special meeting request if, on or prior to June 29, 2019, the Board publicly announces the commencement of, and thereafter diligently pursues, a robust strategic review process. Vintage would participate in that process and we would be amenable to entering into a customary non-disclosure agreement. In this context and to display our support for a full and transparent sales process to ensure full value is received by stockholders, we would agree to a customary standstill that would remain in effect until the earlier to occur of 90 days from the execution of the agreement or the Company ceasing to use diligent efforts to pursue a sale of the Company.

We once again call on the Board to act in a manner that is consistent with its stated objective of “enhancing stockholder value”. If the Board is truly “open to all opportunities to create value,” then it should immediately engage with Vintage on the terms outlined above and announce the commencement of, and diligently pursue, an auction process.

We expressly reserve all rights and remedies in respect of actions that have been or may hereafter be taken by the Board.

We look forward to your prompt response.

Very truly yours,

Brian Kahn
Manager
Vintage Capital Management, LLC

cc:	Tariq Mundiya

Russell Leaf